March 16, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

      Re:
      Comment Letter Received March 7, 2005
      Credo Petroleum Corporation
      Form 10-KSB, Filed January 27, 2005
      File No. 000-08877

        On March 15, 2005 I spoke with Jennifer Goeken with the Securities and Exchange Commission Division of Corporation Finance and requested an extension of time for CREDO Petroleum Corporation's response to the comment letter identified above from March 17, 2005 to March 31, 2005.

        Please contact me directly with any questions or concerns at 303-297-2200.

Sincerely,
CREDO PETROLEUM CORPORATION
/s/ DAVID W. VREEMAN David W. Vreeman Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

DWV/mdh